UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 2, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Goodman Networks Incorporated

File No. 333-186684 - CF#29306
_____

Goodman Networks Incorporated submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on February 14, 2013, as amended.

Based on representations by Goodman Networks Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through February 14, 2022
Exhibit 10.2	through February 14, 2022
Exhibit 10.4	through February 14, 2022
Exhibit 10.6	through February 14, 2022
Exhibit 10.7	through February 14, 2022
Exhibit 10.8	through February 14, 2022
Exhibit 10.9	through February 14, 2022
Exhibit 10.10	through February 14, 2022
Exhibit 10.11	through February 14, 2022
Exhibit 10.13	through February 14, 2022
Exhibit 10.14	through February 14, 2022
Exhibit 10.15	through February 14, 2022
Exhibit 10.16	through February 14, 2022
Exhibit 10.17	through February 14, 2022
Exhibit 10.18	through February 14, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary